Filed pursuant to Rule 433

Registration Statement No. 333-169328

BlackRock, Inc.

Pricing Sheet

May 22, 2012

26,211,335 Shares of Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 21, 2012 and the prospectus dated September 13, 2010.

Issuer:	BlackRock, Inc. (“BlackRock”)

Selling stockholder:	Barclays (BR Investments) LP

Shares offered:	26,211,335 shares of common stock

Offering price:	$160.00 per share

Option to purchase additional shares:	The underwriters may purchase up to an additional 2,621,134 shares of common stock from the selling stockholder at the offering price, less the underwriting discount, within 30 days from the date of this pricing sheet.

Trade date:	May 23, 2012

Settlement date:	May 29, 2012

Issuer symbol:	BLK

Exchange:	NYSE

CUSIP:	09247X101

Joint book-running managers:	Barclays Capital Inc., Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint lead managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, UBS Securities LLC, Wells Fargo Securities, LLC

Senior Co-managers:	Commerz Markets LLC, Goldman, Sachs & Co., HSBC Securities (USA) Inc., ING Financial Markets LLC, Mizuho Securities USA Inc., PNC Capital Markets LLC, RBS Securities Inc., Santander Investment Securities Inc., SMBC Nikko Capital Markets Limited

Co-managers:	Banca IMI S.p.A., BNP Paribas Securities Corp., CastleOak Securities L.P., Credit Agricole Securities (USA) Inc., Evercore Group LLC, KKR Capital Markets LLC, Loop Capital Markets LLC, Mediobanca - Banca di Credito Finanziario S.p.A., Mitsubishi UFJ Securities (USA), Inc., Nomura Securities International, Inc., Piper Jaffray & Co., Samuel A. Ramirez & Company, Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC, Muriel Siebert & Co., Inc., SG Americas Securities, LLC, Standard Chartered Securities (Hong Kong) Limited, The Williams Capital Group, L.P.

Conflicts of interest:	Under FINRA Rule 5121, BlackRock may be considered to be under common control with Barclays Capital Inc. and more than five percent of the offering proceeds, not including underwriting compensation, is intended to be paid to the selling stockholder, which is an affiliate of Barclays Capital Inc. Because of these relationships, the offering will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required because a bona fide public market exists in the shares, as that term is defined in the rule. To comply with FINRA Rule 5121, Barclays Capital Inc. will not confirm sales to any account over which Barclays Capital Inc. exercises discretionary authority without the specific written approval of the accountholder.

Stock repurchase:	Subject to the completion of this offering, BlackRock has agreed to purchase an aggregate of 6,377,552 shares of common stock and Series B Preferred Stock from the selling stockholder and another subsidiary of Barclays Bank PLC at a price per share of $156.80, which is the price at which the shares of common stock are sold to the public in this offering less the underwriting discount, or an aggregate purchase price of $1.0 billion. BlackRock intends to use a portion of the proceeds of its concurrent offering of notes to fund this repurchase.

Offering of notes:	On May 22, 2012, BlackRock priced its offering of $750 million aggregate principal amount of 1.375% Notes due 2015 and $750 million aggregate principal amount of 3.375% Notes due 2022. The notes offering is expected to close on May 25, 2012, subject to customary closing conditions. BlackRock intends to use the proceeds of the notes offering to fund the repurchase described above, and for general corporate purposes, which may include repayments of its outstanding indebtedness.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or BofA Merrill Lynch toll-free at (866) 500-5408.